

MAIL STOP 3561

August 27, 2009

Mr. Michael A. Jackson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis TN 3811504436

> **Re:** **Verso Paper Corp.**
> **Form 10-K**
> **Filed March 5, 2009**
> **File No. 001-34056**
> **Schedule 14A**
> **Filed April 23, 2009**
> **Verso Paper Holdings LLC**
> **Form 10-K**
> **Filed March 30, 2009**
> **File No. 333-142283**

Dear Mr. Jackson:

      We have completed our review of your filings and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director

Cc: St. John Daugherty